Exhibit 99.4
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

On November 1, 2023, Permian Resources Corporation (“Permian Resources” or the “Company”) and Earthstone Energy, Inc. (“Earthstone”) completed the previously announced acquisition of Earthstone by Permian Resources (the “Merger”) as contemplated by the merger agreement, dated August 21, 2023 (the “Merger Agreement”).
In connection with the closing of the Merger, (i) each share of Earthstone Class A common stock was converted into the right to receive 1.446 shares (the “Exchange Ratio”) of Permian Resources Class A common stock, (ii) each share of Earthstone Class B common stock was converted into the right to receive a number of shares of Permian Resources Class C common stock equal to the Exchange Ratio, (iii) each common unit of Earthstone Energy Holdings, LLC (“Earthstone OpCo”), a subsidiary of Earthstone, representing limited liability company membership interests in Earthstone OpCo (the “Earthstone OpCo Units”) was converted into the right to receive a number of common units representing limited liability company interests in Permian Resources Operating, LLC (“Permian Resources OpCo”), a subsidiary of Permian Resources, and such units the (“Permian Resources OpCo Units”) equal to the Exchange Ratio, and (iv) all existing shares of Permian Resources common stock remained outstanding.
The following unaudited pro forma combined financial statements of the Company (which we refer to as the “pro forma combined financial statements”) have been prepared from the respective historical consolidated financial statements of Permian Resources and Earthstone and have been adjusted to reflect (i) the completion of the Merger; and (ii) Earthstone’s completion of the Novo Transactions on August 15, 2023 (defined in Note 3 below and collectively referred to in these pro forma combined financial statements as, “Earthstone’s Novo Transactions”) and collectively referred to as the “Transactions”. The Merger is being accounted for as a business combination using the acquisition method of accounting, with Permian Resources as the accounting acquirer. The pro forma combined financial statements have been prepared to reflect transaction accounting adjustments to Permian Resources’ historical financial information that management believes are factually supportable and that are expected to have a continuing impact on results of operations, with the exception of certain nonrecurring items incurred in connection with the Merger.
The unaudited pro forma combined combined statement of operations is presented for the year ended December 31, 2023, give effect to the Transactions as if they had been completed on January 1, 2022.
The unaudited pro forma combined financial statements and related notes are presented to reflect the Transactions for illustrative purposes only. If the Transactions had occurred in the past, the operating results might have been materially different from those presented in the pro forma combined financial statements. The pro forma combined statement of operations should not be relied upon as an indication of operating results that would have been achieved if the Transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the pro forma combined statements of operations and should not be relied on as an indication of the future results the Company will have after the completion of the Transactions.
The pro forma combined financial statements do not reflect projected synergies (including the benefits of expected cost savings or the associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result after the Transactions and, accordingly, do not attempt to predict or suggest future results.
The Merger was completed on November 1, 2023, and all results of the acquired assets are included in the consolidated financial statements of Permian Resources as included within the Company’s Annual Report on Form 10-K (“Annual Report”). Refer to Note 2—Business Combination under Part II, Item 8 of the Company’s Annual Report for further information regarding the Merger, merger consideration and preliminary purchase price allocation.

Exhibit 99.4
PERMIAN RESOURCES CORPORATION
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023
(in thousands, except per share data)

			Earthstone’s Novo Transactions	Transaction Accounting Adjustments
	Historical					Pro forma Combined
	Permian Resources	Earthstone
Operating revenues	(a)	(b)	(c)
Oil and gas sales	$3,120,893	$1,437,237	$261,875	$(50,332)	(d)	$4,769,673
Operating expenses
Lease operating expenses	373,772	228,952	40,790	—		643,514
Severance and ad valorem taxes	240,762	116,266	19,753	—		376,781
Gathering, processing and transportation expenses	89,282	91,798	—	(50,332)	(d)	130,748
Depreciation, depletion, and amortization	1,007,576	393,514	51,669	3,330	(e)	1,456,089
General and administrative expenses	161,855	123,142	17,241	(77,836)	(f)	224,402
Merger and integration expense	125,331	2,966	—	(109,857)	(g)	18,440
Impairment and abandonment expense	6,681	854	—	—		7,535
Exploration and other expenses	19,337	6,484	—	—		25,821
Total operating expenses	2,024,596	963,976	129,453	(234,695)		2,883,330
Net gain (loss) on sale of long-lived assets	211	46,399	—	(46,399)	(h)	211
Income (loss) from operations	1,096,508	519,660	132,422	137,964		1,886,554

Other income (expense)
Interest expense	(177,209)	(98,074)	—	(15,031)	(i)	(290,314)
Net gain (loss) on derivative instruments	114,016	(96,288)	—	—		17,728
Other income (expense)	2,333	1,248	(1,766)	—		1,815
Total other income (expense)	(60,860)	(193,114)	(1,766)	(15,031)		(270,771)

Income (loss) before income taxes	1,035,648	326,546	130,656	122,933		1,615,783
Income tax (expense) benefit	(155,945)	(59,746)	(107)	(19,529)	(j)	(235,327)
Net income (loss)	879,703	266,800	130,549	103,404		1,380,456
Less: Net (income) loss attributable to noncontrolling interest	(403,397)	(81,527)	—	1,368	(k)	(483,556)
Net income (loss) attributable to Class A common stock	$476,306	$185,273	$130,549	$104,772		$896,900

Income (loss) per share of Class A common stock:
Basic	$1.36					$1.86
Diluted	$1.24					$1.55

Weighted average common shares outstanding:
Basic	349,213			132,934	(l)	482,147
Diluted	389,096			422,701	(l)	811,797

The accompanying notes are an integral part of the pro forma combined financial statements.

Exhibit 99.4
NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Note 1 - Basis of Presentation

The pro forma combined financial statements were prepared utilizing the historical financial information of Permian Resources and Earthstone in accordance with Article 11 of the Security and Exchange Commission’s (“SEC”) Regulation S-X, and they incorporate the acquisition method of accounting in accordance with GAAP. Certain transaction accounting adjustments have been computed in order to show the effects of the Merger on the combined historical financial information of Permian Resources and Earthstone. These adjustments are based upon the Merger consideration and management’s estimates of fair value of the assets acquired and liabilities assumed. The unaudited pro forma combined statement of operations assumes the Merger occurred on January 1, 2022.
The Permian Resources historical financial information has been derived from the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. The Earthstone historical financial information has been derived from their Quarterly Report on Form 10-Q for the nine months ended September 30, 2023 and financial data for the interim period from October 1, 2023 to October 31, 2023, was based upon information provided by Earthstone and assumptions made by the Company that management believes are reasonable based upon information available at the time of this filing. The unaudited pro forma adjustments related to Earthstone’s Novo Transactions are derived from Earthstone’s Current Report on Form 8-K/A filed on September 5, 2023, which also include the audited financial statements of Novo for the year ended December 31, 2022; refer to Note 3 below for further information on the Novo Transactions and their associated financial results. These pro forma combined financial statements should be read in conjunction with the historical financial statements and related notes thereto of Permian Resources, Earthstone and Novo, as well as the pro forma financial information included in the Permian Resources and Earthstone Current Reports on Form 8-K that were referenced above.
The pro forma combined financial statements herein reflect pro forma adjustments that are described in the accompanying notes and are based on currently available information. The pro forma combined financial statements do not represent what the combined business’ financial position or results of operations would have been if the Transactions had actually occurred on the dates indicated, nor are they indicative of future financial position or results of operations. Actual results may differ materially from the assumptions and estimates reflected in these pro forma combined financial statements.
Note 2 - Pro forma Adjustments and Assumptions
The following adjustments included in the column labeled “Transaction Accounting Adjustments” have been made to the accompanying unaudited pro forma financial statements:
(a)    Permian Resources’s historical financial data includes the results of operations for the acquired assets from the Merger from November 1, 2023 through December 31, 2023.
(b)    Earthstone’s historical financial data represents its results of operations for the period prior to the closing of the Merger for the ten months ended October 31, 2023. This historical data was derived from Earthstone’s historical unaudited interim financial information for the nine months ended September 30, 2023 and financial data for the interim period from October 1, 2023 to October 31, 2023, which was based upon information provided by Earthstone and assumptions made by the Company that management believes are reasonable based upon information available at the time of this filing. Also, to adjust and conform Earthstone’s historical financial information to Permian Resources’ financial statement classification, a reclassification of $91.8 million for the year ended December 31, 2023 from lease operating expenses to gathering, processing and transportation expense (“GP&T”) was made.
(c)    Represents pro forma adjustments related to Earthstone’s Novo Transactions, that were determined to be significant to the pro forma combined financial statements. Refer to Note 3 below for further information on these transactions.
(d) Reflects pro forma adjustments made to Earthstone’s historical financial GP&T expense to conform to the Company’s policy of classifying its residue gas and NGL products that are not taken “in-kind” as a net reduction to natural gas and NGL sales in accordance with ASC Topic 606, Revenue from contracts with customers. The GP&T pro forma adjustment of $50.3 million was calculated using an allocation based off of Earthstone GP&T expense deducted from revenues in November and December following the Earthstone Merger. Refer to Note 15—Revenues under Part II, Item 8 of the Company’s Annual Report for additional information on natural gas gathering and processing contracts.
(e)    Reflects an increase in depreciation, depletion and amortization (“DD&A”) expense of $3.3 million in the pro forma combined statement of operations for the year ended December 31, 2023 consisting of (i) the elimination of $393.5 million of Earthstone’s historical DD&A expense, (ii) the elimination of $51.7 million of Novo’s historical DD&A expense, and (iii) pro forma incremental DD&A expense for the combined companies of $448.5 million for the year ended December 31, 2023.
(f)    Reflects pro forma adjustments for Earthstone’s outstanding restricted stock awards and performance stock units that, upon closing of the Merger were fully vested and converted into Permian Resources Class A Common Stock representing a decrease in general and administrative expenses (“G&A”) of $77.8 million for the year ended December 31, 2023 as stock-based compensation expense for these Earthstone awards would not be recognized during this period assuming the Merger closed on January 1, 2022.
(g)    As of December 31, 2023 actual transaction costs of $109.9 million had been incurred related to the Merger including, among others, advisory, severance, legal, accounting and other professional fees and were thereby included in the historical financial statements of the Company. Therefore, the $109.9 million of actual transaction costs incurred were eliminated from the combined statement of operations as these payments would not have been incurred for the year ended December 31, 2023, giving effect to the Merger as if it had been completed on January 1, 2022.
(h)    Reflects the elimination of Earthstone’s historical gains on sale of long-lived assets and related transaction costs, which would not have been incurred giving effect to the Merger as if it had been completed on January 1, 2022.
(i)    Reflects pro forma interest expense resulting from (i) giving effect to Earthstone’s senior notes assumed by Permian Resources in connection with the Merger, as if these notes had been in place and outstanding as of January 1, 2022, (ii) the assumption of Earthstone’s borrowings outstanding under its existing credit facility, and (iii) the adjustment to debt premium amortization to reflect Earthstone’s senior notes at fair value as of the assumed January 1, 2022 closing date of the Merger, which in the aggregate resulted in the following adjustments:
•an increase in interest expense of $15.0 million in the pro forma combined statement of operations for the year ended December 31, 2023 consisting of (i) the elimination of $98.1 million of Earthstone’s historical interest expense, (ii) pro forma interest expense of $72.1 million for Earthstone’s assumed senior notes, as if these notes had been outstanding since January 1, 2022 incorporating debt premium amortization based on the notes’ fair value as of the assumed January 1, 2022 closing date of the Merger, (iii) pro forma interest expense of $45.8 million for additional borrowings under the credit facility, and (iv) the elimination of $4.8 million of Permian Resources’ interest expense related to a commitment fee that would have been expensed on January 1, 2022 given the assumed date of the Merger.
Pro forma interest expense for the additional borrowings under the Company’s credit facility was calculated using the weighted average effective interest rate under the Company’s credit facility of 7.1% for the year ended December 31, 2023. The Company’s credit facility interest rate is based on a market-based benchmark interest rate plus an applicable margin that is dependent on the percentage of the borrowing base utilized. As a result, the Company’s credit facility interest rate is subject to market fluctuations.
(j)    Reflects the income tax effects of the transaction accounting adjustments and Earthstone’s Novo Transactions pro forma adjustments, where presented (which have been reduced by the corresponding net income attributable to noncontrolling interest that is not taxable to the c-corporation) at the statutory tax rate of 22.7%, for the year ended December 31, 2023. The blended tax rate of 22.7% is calculated at the federal statutory rate of 21% plus the Company’s state-apportioned statutory rate, net of federal benefit, of 1.7%.
(k)    Reflects net income attributable to noncontrolling interest owners calculated as the noncontrolling interest ownership of 30% as of December 31, 2023, which is not subject to U.S. federal or state income tax within the c-corporation.
(l)    Reflects the adjustment to basic and diluted weighted average shares outstanding to reflect the issuance of Permian Resources common stock issued for merger consideration as if it was issued and outstanding as of January 1, 2022. The effect of potentially dilutive securities from the issuance of Permian Resources Class C common stock was determined using the “if-converted” method.
Note 3 - Earthstone’s Novo Transactions

On June 14, 2023, Earthstone OpCo entered into (i) a Securities Purchase Agreement with Novo Oil & Gas Legacy Holdings, LLC, Novo Intermediate, LLC and Novo Oil & Gas Holdings, LLC (collectively “Novo”), pursuant to which Earthstone agreed to acquire 100% of the issued and outstanding equity interests of Novo (the “Novo Acquisition”) and (ii) an Acquisition and Cooperation Agreement with Northern Oil and Gas, Inc. (“NOG”), pursuant to which NOG agreed to acquire, immediately after the closing of the Novo Acquisition, an undivided and one-third interest in Novo’s oil and gas assets acquired in the Novo Acquisition for net proceeds of $468.4 million (the “Novo Divestiture” together with the Novo Acquisition, “Earthstone’s Novo Transactions”).
The Novo Acquisition was deemed to be material to an investor’s understanding of Earthstone’s business that is being acquired by Permian Resources in the Merger and has therefore been included in the pro forma combined financial statements. Due to the closing date of Earthstone’s Novo Transactions occurring on August 15, 2023, the financial results of Novo are not included in the historical information of Earthstone from January 1, 2022 through August 15, 2023. As a result, pro forma financial information for Earthstone’s Novo Transactions have been prepared as if the transactions occurred on January 1, 2022 for the pro forma combined statements of operations. Earthstone’s Novo Transactions pro forma information is presented below and was determined as follows:
(i) Novo Historical - derived from Novo’s historical unaudited interim financial information for the six months ended June 30, 2023. Financial information for the interim period from July 1, 2023 to August 15, 2023, the closing date of the Novo Transactions, was based upon management’s estimates and included in the pro forma financial statements below;
(ii) Unacquired Portion of Novo - reflects the unacquired portion of Novo based upon information provided by Earthstone and assumptions made by the Company that management believes are reasonable based upon information available at the time of this filing; and
(iii) Novo Portion Sold to NOG - reflects adjustments to remove the oil and gas property interests sold to NOG in the Novo Divestiture.
This information is based on historical results of operations, adjusted for certain estimated accounting adjustments, and certain assumptions that management believes are reasonable, and does not represent the actual results of operations if the transactions would have occurred on January 1, 2022, nor is it necessarily indicative of future results.

EARTHSTONE’S NOVO TRANSACTIONS
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023

(in thousands)	Novo Historical	Unacquired Portion of Novo	Novo Portion Sold to NOG	Earthstone’s Novo Transactions
Operating revenues	(i)	(ii)	(iii)
Oil and gas sales	$432,670	$(64,663)	$(106,132)	$261,875
Operating expenses
Lease operating expenses	57,657	—	(16,867)	40,790
Severance and ad valorem taxes	32,441	(4,749)	(7,939)	19,753
Depreciation, depletion, and amortization	81,668	(4,164)	(25,835)	51,669
General and administrative expenses	19,128	(1,887)	—	17,241
Exploration and other expenses	123	(123)	—	—
Total operating expense	191,017	(10,923)	(50,641)	129,453
Net gain (loss) on sale of long-lived assets	16	(16)	—	—
Income (loss) from operations	$241,669	$(53,756)	$(55,491)	$132,422

Other income (expense)
Interest expense	(13,298)	13,298	—	—
Gain (loss) on commodity derivatives	28,912	(28,912)	—	—
Other income (expense)	(1,760)	(6)	—	(1,766)
Total other income (expense)	13,854	(15,620)	—	(1,766)

Income before income taxes	255,523	(69,376)	(55,491)	130,656
Income tax expense	(160)	—	53	(107)
Net Income	$255,363	$(69,376)	$(55,438)	$130,549